August 29, 2024

Jinchun Cheng
Chief Executive Officer
Xinxu Copper Industry Technology Ltd
2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

       Re: Xinxu Copper Industry Technology Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 12, 2024
           File No. 333-278407
Dear Jinchun Cheng:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Six Months Ended December 31, 2023 and 2022, page
72

1. We note that the vast majority of the 54% decline in your sales for the interim six month period ended December 31, 2023 was due to a decrease in the resale of copper material that was "primarily driven by...strategic adjustments in operation." Please tell us and disclose in sufficient detail the reasons for the significant decline in your sales. Ensure that your disclosures address the specific strategic adjustments made to your business and the extent to which you expect the sales declines to continue going forward.
 August 29, 2024
Page 2
Unaudited Condensed Consolidated Statements of Income, page F-35

2. We note that your statement of income for the six months ended December 31, 2023 does not sum appropriately and that certain amounts for such period do not agree to the corresponding consolidated column in the table on page 5 and the MD&A table and related narrative discussion on page 72. Please revise your filing to address all internal inconsistencies.

       Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing